Mail Stop 4561

April 18, 2007

Mr. Arne M. Sorenson
Executive Vice President and Chief Financial Officer
Marriott International, Inc.
10400 Fernwood Road
Bethesda, MD   20817

      Re: Marriott International, Inc.
             Form 10-K for the year ended December 29, 2006
             Filed February 21, 2007
             File No. 001-13881

Dear Mr. Sorenson:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                Sincerely,

                Daniel L. Gordon
                Branch Chief